                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)




                        LEAK-X ENVIRONMENTAL CORPORATION.
                        ---------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   521784-30-6
                                 (CUSIP Number)

                               Richard L. Schmidt
                                509 Center Street
                              Middleburg, PA 17842
                                 (717) 444-3395
             -----------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                October 30, 1998
                                ----------------
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3)
                      or (4), check the following box [ ].

                                                                   Page 2 of 4
                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No.  151154309                                                      13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Richard L. Schmidt, SS# ###-##-####
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                USA
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       100,000
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       100,000
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             100,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                10.1%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                IN
______________________________________________________________________________

Item  1.   Security and Issuer.

         This Statement relates to shares of common stock, $.001 par value (the "Common Stock"), of Leak-X Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 790 East Market Street, Suite 270, West Chester, PA 19382.

Item 2.   Identity and Background.

         (a) This Statement is filed on behalf of Richard L. Schmidt (the "Reporting Person").

         (b) The residence address of the Reporting Person is 509 Center Street, Middleburg, PA 17842

         (c) The principal occupation of the Reporting Person is manufacturer of prefabricated houses.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

         In a transaction consummated on October 30, 1998, the Reporting Person acquired 15,000 shares of Common Stock by purchase for cash in an open market transaction. In a transaction consummated on November 2, 1998, the Reporting Person acquired 35,000 shares of Common Stock by purchase for cash in an open market transaction.

Item 4.  Purpose of Transaction.

         The Reporting Person acquired the shares of Common Stock for investment purposes and with a view to their resale.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 100,000 shares of Common Stock, representing approximately 10.1% of the outstanding shares of Common Stock of the Issuer.

         (b) The Reporting Person has sole voting and dispositive power with respect to 100,000 shares of Common Stock.

         (c) The Reporting Person has not, in the past sixty days, engaged in any other transactions involving shares of Common Stock of the Issuer.

         (d) and (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A

Item 7.  Material to be Filed as Exhibits.

         N/A

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 10, 1998                         /s/ Richard L. Schmidt
                                              --------------------------------
                                              Richard L. Schmidt